Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

Final

Project Golf Investor Script

Operator

•	Introduction

Clyde Hosein

Good morning and thank you for joining our call to discuss IDT’s plans to merge with ICS.

Speaking on the call today are Greg Lang, President and CEO of IDT; Hock Tan, President and CEO of ICS; I am Clyde Hosein, Chief Financial Officer of IDT. Also available during the Q&A portion of the call is Justine Lien, Vice President, Finance and Chief Financial Officer of ICS.

In a moment I will turn the call over to Greg. He will discuss the strategic rationale of the merger. Following Greg, Hock will discuss the strategic value of the merger from ICS’s perspective and then we’ll turn the call over to the operator for the Q&A portion of the call.

Before we begin, I would like to remind everyone that the information discussed on this call will include forward-looking statements that relate to the proposed merger and the combined company and involve risks and uncertainties. These statements are based on current expectations and involve judgments and estimates. Actual results could differ materially from those currently anticipated de to a number of factors, including those mentioned in documents filed with the SEC by both ICS and IDT.

Lastly, the subject matter discussed on this call will be addressed in a Registration Statement on Form S-4 and a joint proxy statement and prospectus to be filed with the SEC, which after filing, may be obtained, at no charge, at the SEC’s web site or from the IDT or ICS website. We urge you to read it when it becomes available because it will contain important information.

All participants are advised that the audio portion of this conference call is being broadcast live over the Internet and is also being recorded for playback purposes. A webcast of the call will be archived on both the IDT and ICS Investor Relations Websites until later this year when the acquisition is expected to close. A replay of this call is also available by dialing 800-475-6701 domestically, or 320-365-3844 internationally, and using access code: 786166 later today.

It is now my pleasure to introduce IDT’s President and CEO, Greg Lang.

Greg Lang

Thank you and good morning.

I am very excited to announce that IDT and ICS have signed a definitive agreement to merge. We anticipate that the combined company will deliver superior solutions to our customers and value for our stockholders relative to both company’s stand-alone businesses, by simultaneously providing growth opportunities while benefiting from operating efficiencies.

IDT has increased its’ investment in the timing market over the past 3 years. Initially focusing on solutions within the communications market, we’ve expanded our activity to include clocks for PC motherboards, and clocks for registered DIMM memory modules. We’ve enjoyed success in this area, and our timing revenues grew >55% last year to become our second largest product line.

Of course, as we have participated in these market segments, it is clear that ICS has significant technology, devices, and talent. They have proven to be a consistent innovator in the timing arena, and their focus on customer satisfaction has provided them with a track record of profitability and a strong customer base.

We believe that this transaction will strengthen IDT’s existing portfolio of timing devices with a broader array of products and will also provide the merged company with platforms for growth within the communications, consumer, and computing markets. We believe ICS and its customers will benefit from IDT’s broad product portfolio of non-clock products, and the strength of our combined portfolio will accelerate success within the communications market. When Hock and I first started our discussions, we quickly agreed that the combination of these two companies would create tremendous opportunity to expand our mutual presence in the communications timing market segments, as well as in providing compelling alternatives to penetrate the large segments dominated by crystal solutions today.

Finally, the transaction also provides an opportunity to leverage IDT’s existing Hillsboro Oregon fab. With little to no capital investment, we plan to have Hillsboro begin the fabrication of next generation ICS products, ensuring a lower wafer cost for those products, and enhancing utilization of our fab, while further decreasing our reliance on SRAM wafers.

A few details on the transaction terms… This transaction will be accounted for under purchase accounting rules and is expected to close in the Fall. Under the terms of the merger agreement ICS shareholders will receive in a tax-free exchange of 1.3 shares of IDT common stock and

$7.25 in cash for each share of ICS common stock. Based on the Wednesday June 15th, 2005 close price for IDT stock of $12.53 and currently fully diluted shares outstanding, this represents an ICS price per share of approximately $23.54, valuing the transaction at approximately $1.7 billion. IDT would issue approximately 90.9 million shares of common stock to ICS stockholders based on Friday’s close. ICS stockholders will own approximately 46% of the combined entity. IDT will continue to trade on NASDAQ under the ticker IDTI. The acquisition is contingent upon stockholder approval by both companies and customary regulatory approvals.

We currently project this transaction to be neutral to IDT’s FY06 earnings and accretive to IDT’s fiscal year 2007 earnings on a non-GAAP basis. Within 12 months of closing we expect to realize full operational efficiencies and demonstrate a majority of the manufacturing synergies within 36 months. We currently anticipate $40-50M/year in cost synergies within 3-4 years.

We believe the proposed merger creates value for our customers and stockholders, and stronger growth prospects than either company could achieve on its own. This is a merger of two successful companies. We believe this is a compelling fit, bringing scope and scale to both parties.

With that I would like to turn over the call to ICS’s President and CEO, Hock Tan, for his perspective on the merger and the fit between our two companies.

Hock Tan

Thank you Greg and good morning everyone.

Like Greg … I am very excited about our plan to merge with IDT. We are each leaders in our own market and product segments, but when combined, we have tremendous potential in expanding our presence in the communications and consumer markets.

IDT’s breadth and depth of offerings to various infrastructure applications including wireless, metro, storage, and enterprise, further enables ICS technology to reach those applications. IDT’s extensive experience with the development of products and ecosystems further widen the scope of products that can benefit from ICS’s capabilities.

Through the years ICS has built a leading position in the timing business, particularly in the computing market. More recently, we have had enormous success in the consumer markets with products selling into set top boxes and games consoles.

ICS has a significant presence and history in high-profile gaming platforms and has an emerging effort in the DTV space. These entry points provide greater opportunity for IDT products and know-how to service consumer customers and applications.

We believe that the combined company can further accelerate the displacement of crystal oscillators with silicon-based timing solutions, further drive success with timing silicon in the communications market, and broaden their combined offerings to the computing and consumer segments.

As Greg discussed, there are some obvious synergies between our products and markets that we currently anticipate will provide value to our customers through more efficient utilization of IDT’s manufacturing capacity and economies of scale in test and assembly; elimination of redundancies, particularly in G&A; redirection of R&D to facilitate expansion into new technologies, and market expansion due to cross selling opportunities.

The management structure of the combined company will be Greg Lang as the CEO and President, while I will join as the Chairman of the Board, with an executive role for the integration of ICS with IDT. Clyde Hosein will be the CFO. Beyond these high level positions, the employees of both companies are critical to a successful integration. Greg and I will be working diligently with the employees of both companies to leverage their talents in design, manufacturing and sales.

We believe our customers will benefit both from the improved efficiency of the IDT fabrication facilities, and through the expanded product offerings, delivered by the efforts of our channel relationships and direct sales force of the combined companies across the globe.

I would like to take this opportunity to thank our investors, employees, customers and partners who have contributed to the success of ICS. I look forward to working with the entire team to make this new company a great success. I have been impressed with IDT and it’s commitment to innovation and customer centricity. I look forward to help turn the potential represented by this business combination into reality.

Before moving to the Q&A session, I would like to turn the call over to Clyde for a few details.

Clyde

Thanks Hock. Before we start the Q&A, let me provide some logistical information. Both the IDT and ICS investor relations home page will provide an FAQ document regarding this announcement. We will also maintain a page that will point to information about the planned merger, including SEC filings, transcripts of conference calls, presentations, and related materials.

Finally, for those that wish to listen to a playback of today’s conference call, an audio recording of the call will be available from both companies’ Investor Relations website later today. You can listen to a phone replay by calling 800-475-6701 domestically, or 320-365-3844 internationally; use access code: 786166. Again, the phone number is 800-475-6701 domestically, or 320-365-3844 internationally, use access code: 786166

Operator, you may now begin the Q&A session of our call.

End of call

Clyde

Thank you for joining our call and your continued interest in our business.

Safe Harbor Statement

This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

IDT and ICS intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings when they become available because they will contain important information about IDT, ICS and the proposed merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.